Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

03 OCT -3 AM 7:21

October 1, 2003
Our ref. No. PI 023

The U.S. Securities and Exchange Commis[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

03032476

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Partial Sale of Net One Stock**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

dlw 10/6

Translation of report filed with the Tokyo Stock Exchange on October 1, 2003

October 1, 2003

Notice Concerning Partial Sale of Net One Stock

Mitsubishi Corporation announced today that it has sold some of its stockholding in Net One Systems Co., Ltd. (Net One; First Section, Tokyo Stock Exchange; Stock code: 7518), as detailed below. The partial sale of stock included shares contributed to the Pension Fund of Mitsubishi Corporation.

1. Shares Sold

(1) Type of shares sold: Common stock of Net One Systems Co., Ltd.

(2) Number of shares sold:

Names of stockholder companies who sold shares / Number of shares sold

The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account and Mitsubishi Corporation Account)	27,600 shares
Mitsubishi Corporation	13,800 shares

(3) Method of sale:

The shares were sold primarily in overseas markets, mainly to European institutional investors, with UBS Securities Japan Ltd. acting as underwriter.

(4) Value of shares sold: 28,379,700,000 yen

(5) Date of sale: October 1, 2003

(6) Reason for the partial sale of shares

The sale of shares is in congruence with Mitsubishi Corporation's policy of realigning its asset portfolio based on its Portfolio Management Strategy, a key element of the company's MC2003 medium-term management plan, as well as Net One's desire to improve the liquidity of its shares and to attract quality institutional investors from overseas. Although it has sold some of its shares in Net One, Mitsubishi Corporation plans to maintain and forge a closer relationship with the company as a business partner.

2. About Net One Systems Co., Ltd.

(1) Company name: Net One Systems Co., Ltd.

(2) President & CEO: Kazuo Sato

(3) Head office: Sphere Tower Tennozu, 2-8 Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8621

(4) Established: February 1, 1988

(5) Main business activities: Network integration operations

(6) Fiscal year-end: March 31

(7) Number of employees: 719 (As of March 31, 2003)

(8) Primary place of business: Sphere Tower Tennozu, 2-8 Higashi Shinagawa 2-chome, Shinagawa-ku, Tokyo 140-8621

(9) Paid-in capital: 12,132 million yen (As of March 31, 2003)

(11) Most recent operating results (non-consolidated)

(Million yen except per share data)

	Year ended March 2002	Year ended March 2003
Net sales	80,735	92,926
Ordinary profit	6,876	7,535
Net income	3,874	4,383
Shareholders' equity	41,766	46,067
Total assets	57,116	73,884
Dividend per share (yen)	1,000	1,000

3. Number and Composition of Net One Shares Held by Mitsubishi Corporation and Contributed to the Pension Fund Before and After the Sale (percentages of Net One's total number of shares issued and outstanding.)

(1) Number of shares held before sale:
55,218 shares (20%, of which 10% held by Mitsubishi Corporation)

(2) Number of shares sold: 41,400 shares

(3) Number of shares held after sale:
13,818 shares (5%, held solely by Mitsubishi Corporation)

4. Effect on Earnings

Mitsubishi Corporation will record an extraordinary gain of approximately 8.1 billion yen on the sale of part of its shareholding in Net One on a non-consolidated basis and a gain on marketable securities and investments—net of roughly 6.9 billion yen under consolidated U.S. GAAP basis. Mitsubishi Corporation, however, has not revised its consolidated earnings forecasts (U.S. GAAP) announced on May 14, 2003.

Mitsubishi Corporation uses consolidated results for management purposes, and does not disclose non-consolidated earnings forecasts.

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